Exhibit 99.1

Wix.com Announces Record Setting Second Quarter 2016 Results

• Exceeded High End of Guidance Across All Key Performance Metrics
• Delivered Record Quarterly Free Cash Flow
• Added 183,000 Net Subscriptions, Exceeding Last Quarter’s Record
• Second Straight Quarter Adding Over 5 Million New Registered Users

• Introduced Wix ADI – the First AI Solution for Design
• Raised Full Year 2016 Outlook Reflecting Continued Momentum into the Second Half of the Year

TEL AVIV, Israel, July 27, 2016 -- Wix.com Ltd. (Nasdaq: WIX), a leading global software platform for small businesses operating online, today reported stronger than expected financial results for the second quarter ended June 30, 2016.  In addition, the Company provided its initial outlook for the third quarter 2016 and once again raised its financial outlook for the full year 2016.

Q2 2016 Financial Summary

	Three months ended Jun 30
$ in thousands	2016	2015	Y/Y growth	Prior Q2 2016 Outlook

Revenue	$68,730	$48,581	41%	$66,000 - 67,000
Collections	$81,453	$57,368	42%	$77,000 - 78,000
Collections (FX neutral to Q2 2015)	$82,448	$57,368	44%	$79,000 - 80,000

Operating Loss	$(10,490)	$(10,774)	NA
Non-GAAP Operating Loss	$(2,980)	$(6,831)	NA

Adjusted EBITDA	$10,682	$3,499	205%	$6,500 – 7,500
Free Cash Flow	$10,185	$3,397	200%	NA

“The incredible momentum in our business continued during the second quarter as we generated record growth in net premium subscriptions,” said Avishai Abrahami, Co-founder and CEO of Wix. “We continue to generate an exceptional blend of higher conversion of registered users to premium subscriptions, improved retention of subscriptions, and increased collections per new subscription.  We also raised the bar for website design with the introduction of Wix Artificial Design Intelligence, or Wix ADI. The initial response to this ground breaking product has been overwhelmingly positive, and executing on the first AI solution for design widens our technology leadership moat.”

Lior Shemesh, CFO of Wix, commented, “Our outperformance this quarter was our strongest as a public company and continues a consistent trend of delivering higher than expected financial results. We re-accelerated our top line growth rate and generated record free cash flow.  Our existing user cohorts continue to generate significant value, stemming from the ongoing conversion of existing registered users and the negative churn we highlighted at our analyst day in June. Our performance in the first half of 2016 was well ahead of our expectations going into the year, and with new product introductions and improvements on the horizon, we are excited about the second half of the year. As a result, we are once again increasing our full year outlook for all of our key financial metrics.”

Q2 2016 Results and Highlights

•	Revenue increased 41% to $68.7 million compared to $48.6 million for the second quarter last year
•
Collections on a constant currency basis, which excludes the impact of approximately $1 million related to year-over-year changes in foreign exchange rates, would have been $82.5 million an increase of 44% versus the prior year

o	Reported collections increased 42% to $81.5 million compared to $57.4 million for the second quarter last year
•	Gross margin on a GAAP basis was 84% compared to 83% in the second quarter of last year. Non-GAAP gross profit was 86% of collections compared to 85% in the second quarter of last year
• GAAP operating loss was $10.5 million compared to $10.8 million in the second quarter a year ago. On a non-GAAP basis, operating losses were $3.0 million compared to $6.8 million in the second quarter last year

•	GAAP net loss was $11.4 million, or $(0.28) per share, compared to a net loss of $12.3 million, or $(0.31) per share for the second quarter of 2015
•	Non-GAAP net loss was $3.7 million, or $(0.09) per share, compared to a non-GAAP net loss of $8.2 million, or $(0.21) per share for the second quarter of 2015
•	Adjusted EBITDA was $10.7 million compared to $3.5 million for the second quarter of 2015
•	Free cash flow improved to $10.2 million compared to $3.4 million for the second quarter of 2015
•	Added a record 183,000 net premium subscriptions in the period to reach 2.12 million as of June 30, 2016, a 41% increase over the second quarter of 2015
•	Added 5.1 million registered users in the second quarter. Registered users as of June 30, 2016 were 87 million, representing a 29% increase compared to the second quarter of 2015
Recent Business Highlights

•
Launched Wix ADI:  Wix unveiled the first-ever AI solution for design and creation for desktop and mobile websites worldwide. Wix ADI was designed to eliminate the most significant challenges of building websites – time, design and content creation. Wix ADI instantly produces tailored websites by learning about the user through a few simple questions and curates content to create a unique design. From billions of high-quality combinations and possibilities, Wix ADI selects the perfect combination for each users' need.

•	Wix Mobile Growth: Our users have created over 17.9 million mobile sites using our platform to date, making Wix one of the largest mobile site development platforms globally.

•	Global E-commerce Platform: E-commerce subscriptions surpassed 290,000 during the quarter.

•
Increasing Platform Engagement:  Continued engagement with the Wix ecosystem illustrated by over 355 million contacts saved onto the Wix platform.  Leveraging Wix’s MyAccount CRM system, business owners track customer activity data, manage relationships and communicate using WixShoutOut, Wix’s email marketing solution.

Financial Outlook

The Company is introducing its outlook for the third quarter of 2016 and increasing its prior outlook for full year 2016 as follows:

•	For the third quarter of 2016:

	Q3 2016 Outlook	Y/Y growth
Revenue	$72 - $73 million	34% - 36%
Collections	$83 - $84 million	35% - 36%
Adjusted EBITDA	$9 - $10 million	NM

•	For the full year 2016:
FY 2016 Outlook
	Prior	Updated	Y/Y growth
Revenue	$274 - $277 million	$278 - $280 million	37% - 38%

Collections	$320 - $324 million	$327 - $330 million	35% - 37%
Adjusted EBITDA	$30 - $32 million	$34 - $36 million	131% - 145%
Changes in Financial Metric Reporting
We are aware of recent changes to the SEC’s reporting guidelines concerning non-GAAP financial metrics.  As a result, we will implement a change to our reporting of non-GAAP metrics.  Beginning with our earnings release in Q1 2017, we will no longer report adjusted EBITDA as a non-GAAP financial metric.  Instead, we have commenced this quarter reporting non-GAAP operating income and free cash flow as key non-GAAP financial measures of our business.  We believe this change will improve the transparency of our business and increase the comparability of our results with peers.

Conference Call and Webcast Information

Wix.com will host a conference call at 8:30 a.m. ET on Wednesday, July 27, 2016 to answer questions about the financial and operational performance of the business during the second quarter 2016. The conference call will include a brief statement by management and will focus on answering questions about our results during the quarter. To enhance the Q&A portion of this call, the company has posted a shareholder update, supplemental data sheet and supporting slides to its Investor Relations website at https://investors.wix.com/results.cfm. These materials provide shareholders and analysts with additional detail for analyzing results in advance of the quarterly conference call.

To participate on the live call, analysts and investors should dial 866-393-4306 (US/Canada), 734-385-2616 (International) or 1-809-315-362 (Israel) at least ten minutes prior to the start time of the call.  A telephonic replay of the call will be available through August 3, 2016 at 11:59 p.m. ET by dialing 855-859-2056 (US/Canada) or 404-537-3406 (International) and providing Conference ID: 40464581.

Wix will also offer a live and archived webcast of the conference call, accessible from the “Investor Relations” section of the Company’s website at https://investors.wix.com/.

About Wix.com Ltd.

Wix.com (NASDAQ: Wix) is a leading global software platform for small businesses operating online with over 88 million registered users worldwide. Wix was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute.  Through free and premium subscriptions, Wix empowers millions of businesses, organizations, professionals and individuals to take their businesses, brands and workflow online. The Wix Editor and highly curated App Market enable users to build and manage a fully integrated and dynamic digital presence. Wix's headquarters are in Tel Aviv with offices in San Francisco, New York, Miami, Vilnius and Dnepropetrovsk.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, Wix uses the following non-GAAP financial measures: collections, collections and revenue on a constant currency basis, adjusted EBITDA, non-GAAP operating loss, free cash flow, non-GAAP net loss and non-GAAP net loss per share (collectively the "Non-GAAP financial measures"). Collections represents the total cash collected by us from our customers in a given period and is calculated by adding the change in deferred revenues for a particular period to revenues for the same period. We adjust collections and revenue to measure them on a constant currency basis by assuming the same exchange rates as the prior period applied to the reported figures in the current period. Non-GAAP operating loss represents operating loss calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, and acquisition-related costs. Non-GAAP net loss represents net loss calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, and acquisition-related costs. Non-GAAP net loss per share represents non-GAAP net loss divided by the weighted average number of shares used in computing GAAP loss per share. Adjusted EBITDA is defined as cash flow from operations before changes in working capital, prepaid domain registration costs, interest, bank charges and other financial expenses (income), net unrealized losses (gains) on hedging transactions, other income (expenses), taxes on income, and other unusual or non-recurring expenses. Free cash flow is defined as net cash provided by (used in) operating activities less capital expenditures.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The Company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The Company believes that it provides useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.

For more information on the non-GAAP financial measures, please see the "Reconciliation of GAAP to Non-GAAP Financial Measures" table in this press release. This accompanying table has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures. The Company has not reconciled its guidance as to adjusted EBITDA to cash flow from operations because it does not provide guidance for cash flow from operations. As items that impact cash flow from operations are out of the Company's control and/or cannot be reasonably predicted, the Company is unable to provide such guidance. Accordingly, a reconciliation to cash flow from operations is not available without unreasonable effort.

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance and may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our ability to grow our user base and premium subscriptions; our ability to maintain and enhance our brand and reputation; our ability to manage the growth of our infrastructure effectively; changes to technologies used in our solutions or in global, national, regional or local economic, business, competitive, market, regulatory and other factors discussed under the heading “Risk Factors” in the Company’s 2015 annual report on Form 20-F filed with the Securities and Exchange Commission on April 13, 2016. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Investor Relations:
Joe Pollaro / Ryan Gee
Wix.com
ir@wix.com
+1 415.449.4718 / +1 415.223.2610

Media Relations:
Vivian Hernandez
Wix.com
pr@wix.com
+1 415.517.6539

Wix.com Ltd.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	Period ended
	December 31,	June 30,
	2015	2016
	(audited)	(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$39,226	$52,779
Short term deposits	70,773	75,437
Restricted cash and deposit	3,851	1,649
Trade receivables	6,461	6,993
Prepaid expenses and other current assets	11,989	15,485
Total current assets	132,300	152,343
Property, equipment and software, net
Long-Term Assets:
Property and equipment, net	8,734	8,536
Prepaid expenses and other long-term assets	2,200	2,449
Intangible assets and goodwill, net	6,199	5,826
Total long-term assets	17,133	16,811

Total assets	$149,433	$169,154

Liabilities and Shareholder's Deficiency
Current Liabilities:
Trade payables	$12,280	$16,228
Employees and payroll accruals	15,210	20,130
Deferred revenues	100,561	125,856
Accrued expenses and other current liabilities	20,281	16,083
Total current liabilities	148,332	178,297

Long term deferred revenues	4,206	5,742
Long term deferred tax liability	625	571
Other long-term liabilities	75	75
Total long-term liabilities	4,906	6,388

Total liabilities	153,238	184,685

Shareholders' Deficiency
Ordinary shares	64	64
Additional paid-in capital	192,791	212,189
Other comprehensive loss	(248)	(40)
Accumulated deficit	(196,412)	(227,744)
Total shareholders' deficiency	(3,805)	(15,531)

Total liabilities and shareholders' deficiency	$149,433	$169,154

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2016	2015	2016
	(unaudited)		(unaudited)

Revenue	$48,581	$68,730	$93,105	$130,316
Cost of revenue	8,390	11,018	16,201	21,525
Gross Profit	40,191	57,712	76,904	108,791

Operating expenses:
Research and development	18,233	25,483	35,681	49,955
Selling and marketing	28,237	36,026	60,243	76,480
General and administrative	4,495	6,693	9,082	12,614
Total operating expenses	50,965	68,202	105,006	139,049
Operating loss	(10,774)	(10,490)	(28,102)	(30,258)
Financial income (expenses), net	(760)	(105)	1,097	400
Other income (expenses)	(2)	1	(1)	1
Loss before taxes on income	(11,536)	(10,594)	(27,006)	(29,857)
Taxes on income	743	826	1,299	1,475
Net loss	$(12,279)	$(11,420)	$(28,305)	$(31,332)

Basic and diluted net loss per share	$(0.31)	$(0.28)	$(0.73)	$(0.77)
Basic and diluted weighted-average shares used to compute net loss per share	39,155,148	41,166,589	38,895,219	40,772,744

Wix.com Ltd.
ADJUSTMENTS FOR RECONCILIATION OF GAAP TO NON-GAAP STATEMENT OF OPERATIONS
(In thousands, except loss per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2016	2015	2016
	(unaudited)		(unaudited)
(1) Share based compensation expenses:
Cost of revenues	$250	$475	$545	$903
Research and development	1,831	3,558	3,790	6,669
Selling and marketing	697	1,122	1,296	2,103
General and administrative	1,009	1,772	2,204	3,389
Total share based compensation expenses	3,787	6,927	7,835	13,064
(2) Amortization	156	186	311	373
(3) Acquisition related expenses	-	397	-	1,580
(4) Taxes on income	178	197	290	372
Total adjustments of GAAP to Non GAAP	$4,121	$7,707	$8,436	$15,389

Wix.com Ltd.
RECONCILIATION OF OPERATING LOSS TO NON-GAAP OPERATING LOSS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2016	2015	2016
	(unaudited)		(unaudited)
Operating loss	$(10,774)	$(10,490)	$(28,102)	$(30,258)
Adjustments:
Share based compensation expenses	3,787	6,927	7,835	13,064
Amortization	156	186	311	373
Acquisition related expenses	-	397	-	1,580
Total adjustments	$3,943	$7,510	$8,146	$15,017

Non GAAP operating loss	$(6,831)	$(2,980)	$(19,956)	$(15,241)

Wix.com Ltd.
ADJUSTMENTS FOR RECONCILIATION OF GAAP TO NON-GAAP COST OF REVENUES
(In thousands, except loss per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2016	2015	2016
	(unaudited)		(unaudited)
Gross Profit	$40,191	$57,712	$76,904	$108,791
Share based compensation expenses	250	475	545	903
Gross Profit - Non GAAP	40,441	58,187	77,449	109,694

Gross margin - Non GAAP	83%	85%	83%	84%

Wix.com Ltd.
RECONCILIATION OF NET LOSS TO NON-GAAP NET LOSS AND NON-GAAP NET LOSS PER SHARE
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2016	2015	2016
	(unaudited)		(unaudited)
Net loss	$(12,279)	$(11,420)	$(28,305)	$(31,332)
Share based compensation expense and other Non GAAP adjustments	4,121	7,707	8,436	15,389
Non-GAAP net loss	$(8,158)	$(3,713)	$(19,869)	$(15,943)

Basic and diluted Non GAAP net loss per share	$(0.21)	$(0.09)	$(0.51)	$(0.39)

Weighted average shares used in computing basic and diluted Non GAAP net loss per share	39,155,148	41,166,589	38,895,219	40,772,744

Wix.com Ltd.
KEY PERFORMANCE METRICS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2016	2015	2016
	(unaudited)		(unaudited)
Revenues	$48,581	$68,730	$93,105	$130,316
Collections	$57,368	$81,453	$113,237	$157,147
Adjusted EBITDA	$3,499	$10,682	$3,006	$13,346
Number of registered users at period end	67,513	87,405	67,513	87,405
Number of premium subscriptions at period end	1,503	2,121	1,503	2,121
Wix.com Ltd.
RECONCILIATION OF REVENUES TO COLLECTIONS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2016	2015	2016
	(unaudited)		(unaudited)
Revenues	$48,581	$68,730	$93,105	$130,316
Change in deferred revenues	8,787	12,723	20,132	26,831
Collections	$57,368	$81,453	$113,237	$157,147
Wix.com Ltd.
RECONCILIATION OF COLLECTIONS EXCLUDING FX IMPACT
(In thousands)

	Three Months Ended
	June 30,
	2015	2016
	(unaudited)
Collections	$57,368	$81,453
F/X impact on Q2/16 using Q2/15 rates	-	995
Collections excluding FX impact	$57,368	$82,448

Y/Y%		44%

	Three Months Ended
	March 31,	June 30,
	2016	2016
	(unaudited)
Collections	$75,694	$81,453
F/X impact on Q2/16 using Q1/16 rates	-	(839)
Collections excluding FX impact	$75,694	$80,614

Q/Q%		6%

Wix.com Ltd.
RECONCILIATION OF NON-GAAP OPERATING LOSS TO ADJUSTED EBITDA (NON-GAAP)
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2016	2015	2016
	(unaudited)		(unaudited)
Non GAAP operating loss	$(6,831)	$(2,980)	$(19,956)	$(15,241)
Adjustments:
Realized gains on hedging transactions	1,030	242	2,156	559
Depreciation	1,203	1,206	2,128	2,450
Change in deferred revenues	8,787	12,723	20,132	26,831
Change in prepaid domain registration costs	(690)	(509)	(1,454)	(1,253)
Total adjustments	$10,330	$13,662	$22,962	$28,587

Adjusted EBITDA	$3,499	$10,682	$3,006	$13,346

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2016	2015	2016
	(unaudited)		(unaudited)
Net cash provided by (used in) operating activities	$5,248	$11,314	$4,667	$10,389
Capital expenditures, net	(1,851)	(1,129)	(3,932)	(2,338)
Free Cash Flow	$3,397	$10,185	$735	$8,051
Wix.com Ltd.
RECONCILIATION OF PROJECTED REVENUES TO PROJECTED COLLECTIONS
(In thousands)

	Three Months Ended		Year Ending
	September 30, 2016		December 31, 2016
	Low	High	Low	High

Projected revenues	$72,000	$73,000	$278,000	$280,000
Projected change in deferred revenues	11,000	11,000	49,000	50,000
Projected collections	$83,000	$84,000	$327,000	$330,000

Wix.com Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2016	2015	2016
	(unaudited)		(unaudited)
OPERATING ACTIVITIES:
Net loss	$(12,279)	$(11,420)	$(28,305)	$(31,332)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,203	1,206	2,128	2,450
Amortization	156	186	311	373
Share based compensation expenses	3,787	6,927	7,835	13,064
Tax benefit related to exercise of share options	152	197	290	372
Increase in accrued interest and exchange rate on short term and long term deposits	(1,248)	(163)	(920)	(393)
Deferred income taxes, net	(27)	(21)	(55)	(47)
Increase in trade receivables	(1,289)	(1,510)	(3,389)	(532)
Increase in prepaid expenses and other current and long-term assets	(2,519)	(2,121)	(4,551)	(3,710)
Increase (decrease) in trade payables	(516)	(590)	5,607	4,034
Increase in employees and payroll accruals	4,754	3,089	1,455	3,311
Increase in short term and long term deferred revenues	8,198	12,723	19,892	26,831
Increase in accrued expenses and other current liabilities	4,876	2,811	4,369	(4,032)
Net cash provided by operating activities	5,248	11,314	4,667	10,389
INVESTING ACTIVITIES:
Proceeds from short-term deposits and restricted deposits	29,270	18,422	41,176	23,188
Investment in short-term deposits and restricted deposits	(39,670)	(18,257)	(41,356)	(25,257)
Purchase of property and equipment	(1,851)	(1,129)	(3,932)	(2,338)
Net cash used in investing activities	(12,251)	(964)	(4,112)	(4,407)
FINANCING ACTIVITIES:
Proceeds from exercise of options and ESPP shares	1,157	4,250	2,937	7,571
Net cash provided by financing activities	1,157	4,250	2,937	7,571
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	359	-	192	-
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(5,487)	14,600	3,684	13,553
CASH AND CASH EQUIVALENTS—Beginning of period	49,371	38,179	40,200	39,226
CASH AND CASH EQUIVALENTS—End of period	$43,884	$52,779	$43,884	$52,779
Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO ADJUSTED EBITDA (NON-GAAP)
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2016	2015	2016
	(unaudited)		(unaudited)
Net cash provided by operating activities	$5,248	$11,314	$4,667	$10,389
Changes in tax benefit related to exercise of share options	(152)	(197)	(290)	(372)
Changes in accrued interest and exchange rate on short term and long term deposits	1,248	163	920	393
Changes in deferred income taxes, net	27	21	55	47
Changes in trade receivables	1,289	1,510	3,389	532
Changes in prepaid expenses and other current and long-term assets	2,519	2,121	4,551	3,710
Changes in trade payables	516	590	(5,607)	(4,034)
Changes in employees and payroll accruals	(4,754)	(3,089)	(1,455)	(3,311)
Changes in accrued expenses and other current liabilities	(4,876)	(2,811)	(4,369)	4,032
Change in prepaid domain registration costs	(690)	(509)	(1,454)	(1,253)
Other income (expenses)	2	(1)	1	(1)
Foreign currency exchange income	589	-	240	-
Taxes on income	743	826	1,299	1,475
Acquisition related expenses	-	397	-	1,580
Interest, bank charges & other financial expenses (income), net	(286)	(195)	46	(782)
Unrealized gains on hedging transactions	2,076	542	1,013	941
Total adjustments	$(1,749)	$(632)	$(1,661)	$2,957

Adjusted EBITDA	$3,499	$10,682	$3,006	$13,346